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                             March 21, 2024

       Christian Lown
       Executive Vice President and Chief Financial Officer
       Federal Home Loan Mortgage Corporation
       8200 Jones Branch Drive
       McLean, VA 22102-3110

                                                        Re: Federal Home Loan
Mortgage Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-34139

       Dear Christian Lown:

            We have conducted a limited review of your annual report and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Note 4. Mortgage Loans, page 155

   1. We note your disclosure on page 165 that you elected to suspend TDR accounting for eligible modifications
under Section 4013 of the CARES Act during the period beginning on March 1, 2020 and
ending on January 1, 2022. Please provide us with the following:

                                                              An analysis
explaining, in detail, your accounting treatment and policies regarding non-accrual loans
and interest income recognition for eligible modifications under
                                                            Section 4013 of the
CARES Act. Cite any authoritative accounting literature or
                                                            guidance considered
and applied. In your response, explain how the interest rate was determined for
purposes of any interest income recognition for these loans and discuss any
differences in how the interest rate was calculated if it varied depending on the types or
length of the modification.

                                                              Quantification of
the amount of the eligible modifications and the associated interest income recognized,
and any interest income deferred, for loans not accounted for as
                                                            TDRs due to your
election under Section 4013 of the CARES Act for each period
 Christian Lown
Federal Home Loan Mortgage Corporation
March 21, 2024
Page 2
              presented. To the extent there are different types of modifications, or material differences in the terms of the modifications, please provide this information separately for each material type of modification.

                An analysis explaining, in detail, your accounting treatment and policies for these loans subsequent to the expiration of the relief provided by
Section 4013 of the
              CARES Act. As part of your response, please consider providing an illustrative example of a loan that went through an eligible modification under Section 4013 of the CARES Act, outlining the typical process for determining the interest rate for recognizing interest income on the loan both during and after the expiration of the relief.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 with any questions.



FirstName LastNameChristian Lown                   Sincerely,
Comapany NameFederal Home Loan Mortgage Corporation
                                                   Division of Corporation
Finance
March 21, 2024 Page 2                              Office of Finance
FirstName LastName